# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Republic Airways Holdings Inc., CIK 0000810332
CUSIP: 590479408
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2 Brickyard Lane, Carmel, Indiana (IN), 46032
Date of event which requires filing of this statement: 11/25/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000027904

## Reporting persons
- Delta Air Lines, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 6,770,601; shared voting power 0; sole dispositive power 6,770,601; shared dispositive power 0; aggregate amount beneficially owned 6,770,601 (14.4% of the class)
  Comment: The percentage of shares reported beneficially owned by the Reporting Person is based on approximately 46.9 million shares of the Issuer's common stock outstanding as of November 25, 2025, as reported in the Issuer's Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission on December 1, 2025.

## Item 1. Issuer
Name of issuer: Republic Airways Holdings Inc.
Address of issuer's principal executive offices: 2 Brickyard Lane, Carmel, IN 46032

## Item 2. Person Filing
Name of person filing: Delta Air Lines, Inc.
Address of principal business office or, if none, residence:
1030 Delta Boulevard
Atlanta, GA 30354
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 6,770,601
Percent of class: 14.4%
Sole power to vote or to direct the vote: 6,770,601
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,770,601
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Delta Air Lines, Inc.: /s/ Peter W. Carter, Peter W. Carter, EVP - Chief External Affairs Officer (12/03/2025)